SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL’s Controlling Shareholder announces the conclusion of the transaction provided in the Master Contribution Agreement

São Paulo, March 1, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), the largest domestic airline in Brazil, announces that its controlling shareholder, Mobi Fundo de Investimento em Ações Investimento no Exterior (“Mobi”), has informed the following:

a)	Amendment to the MCA. Mobi and some of Avianca's main investors signed on this date an amendment to the Master Contribution Agreement ("Master Contribution Agreement") which was the subject of the material fact disclosed by the Company on May 11, 2022.
b)	Transfer of shares issued by the Company from Mobi to Abra. As part of the implementation of the transaction provided for in the Master Contribution Agreement, as amended (“Transaction”), Mobi transferred to Abra Group Limited, a company incorporated under the laws of England and Wales (“Abra”), all shares issued by the Company held by Mobi.
c)	Transfer of shares issued by the Company from Abra to the Sub-Holdings. Following the transfer of shares described above, the shares issued by the Company held by Abra will be transferred to two companies incorporated under the laws of England and Wales, called Abra Mobi LLP and Abra Kingsland LLP (together the “Sub-Holdings”). From then on, Abra Mobi LLP, together with the Constantino brothers, will hold voting control of 50% of the common shares issued by GOL (“Common Shares”); and Abra Kingsland LLP will hold voting control of 50% of the Common Shares. Abra Mobi LLP will be directly controlled by Mobi (Constantino brothers) and Abra Kingsland LLP will be directly controlled by Kingsland.
d)	Company's control after the Transaction. After the implementation of said steps, the Constantino brothers and Kingsland, through their direct and indirect stakes, as applicable, will hold 50% of the Common Shares each and Abra will hold 100% of the economic rights over the shares of issuance of the Company contributed by Mobi to the capital of the Sub-Holdings. It is worth mentioning that, on the present date, Mobi and the Constantino brothers entered into a GOL shareholders' agreement, binding the 385 ON Shares directly held by the Constantino brothers to Mobi's vote.
e)	Contributions to Abra. The Master Contribution Agreement provides that the main investors of Avianca and other parties to the Master Contribution Agreement will contribute their shares issued by Avianca to Abra, in exchange for common shares issued by Abra, which is expected to occur by the end of March. The parties to the Master Contribution Agreement will enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra, with Mobi (and, indirectly, the Constantino brothers) and the Major Investors of Avianca becoming co- controllers of Abra.
f)	Inapplicability of Tender Offer. The Transaction does not entail the need to carry out a tender offer (“Tender Offer”), since: (i) there will be no transfer of control of GOL and its control will continue to be exercised indirectly by Mobi (Constantino brothers), hence forth together with Kingsland, through the Sub-Holdings, each with 50% of the Common Shares; and (ii) the Company's controlling shareholder (ie, Mobi) will continue to be Abra's controlling shareholder, under shared control, pursuant to the respective Abra Shareholders' Agreement. Additionally, the Tender Offer governed by art. 50 of the Company's Bylaws ("Bylaws") will not be triggered since:

GOL’s Controlling Shareholder announces the conclusion of the transaction provided in the Master Contribution Agreement

(i)	after the implementation of the Transaction, the shares issued by GOL will be held directly by the Sub-Holdings, but none of them will hold more than a 30% stake in Dividends (as defined in the Bylaws) of GOL; and (ii) Mobi will continue to be an indirect controlling shareholder of GOL, a controlling shareholder of Abra (under shared control) and a controlling shareholder of Abra Mobi LLP, and therefore the exception provided for in paragraph 7 of art. 50 of the Company's Bylaws, which exempts the controlling shareholder from carrying out the Tender Offer for as long as it has maintained a percentage in Dividend Participation equal to or greater than 7.5% since March 23, 2015, would apply.

* * *

Investor Relations ri@voegol.com.br www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer